# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HilleVax, Inc., CIK 0001888012
CUSIP: 43157M102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 321 Harrison Avenue, Suite 500, Boston, Massachusetts (MA), 02118
Date of event which requires filing of this statement: 09/17/2025
Amends the filing with accession number 0001214659-25-006873
Filed by CIK 0001232621
Persons authorized to receive notices and communications: Kevin Tang, 4747 Executive Drive, Suite 210, San Diego, California (CA), 92121, 858-200-3830

## Reporting persons
- TANG CAPITAL MANAGEMENT, LLC (CIK 0001232621): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- KEVIN TANG (CIK 0001178579): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TANG CAPITAL PARTNERS, LP (CIK 0001191935): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TANG CAPITAL PARTNERS INTERNATIONAL, LP (CIK 0002064011): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TANG CAPITAL PARTNERS III, INC (CIK 0002036763): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TANG CAPITAL PARTNERS IV, INC (CIK 0002036770): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CONCENTRA BIOSCIENCES, LLC (CIK 0001970065): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: HilleVax, Inc.
Address of issuer's principal executive offices: 321 Harrison Avenue, Suite 500, Boston, Massachusetts (MA), 02118
Comment: This Schedule 13D/A (this "Statement") amends the Schedule 13D (the "Original Schedule 13D") filed on May 2, 2025. Items 4 and 5 of the Statement are hereby amended and supplemented to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended by adding the following:

Closing of the Merger:

On September 17, 2025, the Issuer completed its merger with XOMA Royalty Corporation ("Parent") and Parent's wholly-owned subsidiary, XRA 4 Corp. ("Merger Sub") pursuant to the terms of the Merger Agreement, whereby Merger Sub merged with and into the Issuer, in accordance with the General Corporation Law of the State of Delaware, with the Issuer continuing as the surviving corporation and as a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, on September 17, 2025, each issued and outstanding share of the Issuer's Common Stock was cancelled.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5. As of the date hereof the Reporting Persons do not own any shares of the Issuer's Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See item 5(a) above.
Transactions in the class effected during the past sixty days: Except as described in this Amendment No. 1, there have been no transactions in the Issuer's Common Stock during the past 60 days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be beneficial owners of 5% or more of the Issuer's Common Stock on September 17, 2025.

## Signatures
- TANG CAPITAL MANAGEMENT, LLC: /s/ Kevin Tang, Manager (09/19/2025)
- KEVIN TANG: /s/ Kevin Tang, Self (09/19/2025)
- TANG CAPITAL PARTNERS, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (09/19/2025)
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (09/19/2025)
- TANG CAPITAL PARTNERS III, INC: /s/ Kevin Tang, Chief Executive Officer (09/19/2025)
- TANG CAPITAL PARTNERS IV, INC: /s/ Kevin Tang, Chief Executive Officer (09/19/2025)
- CONCENTRA BIOSCIENCES, LLC: /s/ Kevin Tang, Chief Executive Officer (09/19/2025)